DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06026823

February 28, 2006

Paul A. Immerman
Senior Counsel
The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: The Bank of New York Company, Inc.
Incoming letter dated December 23, 2005

Dear Mr. Immerman:

This is in response to your letters dated December 23, 2005 and January 30, 2006 concerning the shareholder proposal submitted to the Bank of New York by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L Street N.W.
Washington, DC 20036

9626

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

LEGAL DEPARTMENT

December 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal submitted by American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Bank of New York Company, Inc. (the "Company") hereby requests your concurrence that the Company may exclude from its proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders, the shareholder proposal (the "Proposal") and the statement supporting the proposal (the "Supporting Statement") submitted to the Company by American Federation of State, County and Municipal Employees (the "Proponent"). The Proposal seeks to have the board amend the Company's by-laws to "provide procedures for the reimbursement of ...expenses... incurred by a shareholder or group of shareholders... in a contested election of directors [even if the insurgent nominee looses the election]." A copy of the Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(3)

Rule 14a-8(i)(3) states that a registrant may omit a shareholder proposal from its proxy materials "[i]f the proposal or a supporting statement is contrary to any of the Commission's proxy rules..."

Rule 14a-7(e) of the Commission's proxy rules requires security holders soliciting proxies to fund their own solicitation by either reimbursing a registrant where the registrant mails a solicitation to shareholders on behalf of the security holder or paying for their own mailing where the registrant elects to provide its shareholder list to the soliciting security holder. Rule 14a-8 does not require a registrant to fund an opposition slate. See Loss & Seligman, Securities Regulation Vol. IV, P.1926, Footnote 28.

The Proposal is contrary to the Commission's proxy rules because it would use 14a-8 to require the Company, rather than the insurgent, to fund opposition candidates for the board.

For all of the above reasons, the Company believes that the Proposal is excludable pursuant to Rule14a-8(i)(3).

Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(8)

Rule 14a-8(i)(8) states that a registrant may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body."

The Commission has stated that the principal purpose of this rule "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976) CCH Fed. Sec. L Rep. 1976-1977 Transfer Binder ¶80,634.

The Staff has consistently permitted exclusion of shareholder proposals that would, as would the Proposal, establish procedures that would make election contests more likely. Most recently, in *American International Group, Inc.* (February 14, 2005) and *Sears, Roebuck and Co.* (February 28, 2003), the Staff granted each registrant a no-action letter request to exclude a proposal that would have forced each registrant to amend its bylaws to require management to include the name, along with certain disclosures and statements, of any person nominated by a shareholder holding 3% or more of the registrant's stock. The Staff stated, in pertinent part, "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *See also Citigroup Inc.* (April 14, 2003); *Eastman Kodak Co.* (February 28, 2003); and *AOL Time Warner* (February 28, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding stock). See also *Alaska Airways Group, Inc.* (February 18, 2004) (Commission granted a no-action letter allowing the registrant to exclude a proposal to amend the by-laws to require management to include information regarding nominees of shareholders owning $2,000 of company stock for one year to be included in the proxy statement and on ballot cards); and *Storage Technology Corporation* (March 22, 2002) and *General Motors Corporation* (March 22, 2001) (both permitting exclusion of shareholder proposals requiring the registrant to publish the name of all nominees for director in its proxy statement because these proposals "would establish a procedure that may result in contested elections of directors").

In this case, if the Proposal is adopted, it would establish a procedure relating to the election of directors that is calculated to result in contested elections of directors and would be contrary to Rule 14a-8(i)(8) and its interpretation by the Commission. The Proponent's Supporting Statement clearly states that "[t]he unavailability of reimbursement for director election campaign expenses for... 'short-slates' ...contributes to the scarcity of such contests." Accordingly, by the Proponent's own admission, it is seeking to establish a procedure to make contested elections of directors more likely by forcing the Company to reimburse even unsuccessful candidates for its board.

As the staff explained in United Park City Mines Co. (avail. LEXIS June 30, 1983) the Commission will allow the exclusion of proposals that relate "to the election of a particular person to the board of directors." In this case, the Proposal is an attempt to circumvent this prohibition. The Proponent could not use 14a-8 to nominate a person but is attempting to use it to require the Company to fund a future solicitation by the Proponent's nominee. As a policy matter, the Proponent should not be permitted to do indirectly what it may not do directly.

For all of the above reasons, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(8).

Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) states that a registrant may omit a shareholder proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations."

The Company is a New York corporation. Section 701 of the New York Business Corporation Law provides that in the absence of a specific provision in a company's certificate of incorporation giving the power directly to the shareholders, a New York corporation's business and affairs are to be managed under the direction of its board of directors. The Company's Certificate of Incorporation does not contain such a provision.

Requiring the Company to fund opposition candidates for the Company's board would usurp management's discretion as to how to allocate the Company's resources. To require the Company to fund even unsuccessful opposition candidates for its board would encourage contested elections that would serve no purpose other than to harass management and waste Company assets. The Commission raised this concern in: *Staff Report on Corporate Accountability: A Re-examination of Rules Relating to Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and*

Corporate Governance Generally, Senate Comm. on Banking, Hous. & Urban Affairs, 96th Cong., 2d Sess. 98-127 (Comm. Print 1980).

For all of the above reasons, the Company believes that the Proposal is excludable pursuant to Rule14a-8(i)(7).

If the Staff disagrees with the foregoing analysis and conclusions regarding the exclusion of the Proposal and Supporting Statement, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. You may contact me by telephone at (212) 635-1075 or by e-mail at pimmerman@bankofny.com.

Very truly yours,

Paul A. Immerman
Senior Counsel
The Bank of New York

cc: Gerald W. McEntee, Chairman
American Federation of State, County and Municipal Employees

ANNEX A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 23, 2005

RECEIVED
NOV 28 2005
JOHN M. LIFTIN

VIA Overnight Mail and Telecopier (212) 635-1799
The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286
Attention: John M. Liftin, Vice Chairman, General Counsel
and Corporate Secretary

Dear Mr. Liftin:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of The Bank of New York Company, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

Gerald W McEntee

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that shareholders of Bank of New York Company, Inc. ("BONY") urge the board of directors (the "Board") to amend the bylaws to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a shareholder or group of shareholders (in each case, a "Nominator") in a contested election of directors, provided that:

(a) the election of fewer than 50% of the directors to be elected is contested;

(b) the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.

(c) the bylaw shall not apply if shareholders are permitted to cumulate their votes for directors; and

(d) the bylaw shall apply only to contested elections commenced after the bylaw's adoption.

SUPPORTING STATEMENT

In our opinion, the power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including BONY. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at ousting a majority or more of the board—with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 30% of the vote received by the elected director with the lowest number of "for" votes.

We urge shareholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

January 19, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The Bank of New York Company, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to The Bank of New York Company, Inc. ("BONY" or the "Company") a shareholder proposal (the "Proposal") urging the board of directors to amend the Company's bylaws to provide procedures for the reimbursement of reasonable expenses—including legal, advertising, solicitation, printing and mailing costs (collectively, the "Expenses")--incurred by a shareholder or group of shareholders in connection with the nomination of one or more persons for election to BONY's board. The Proposal suggests that reimbursement be conditioned on obtaining a threshold level of shareholder support, and that the percentage of Expenses reimbursed vary depending on the extent of such support.

In a letter to the Commission dated December 23, 2005, BONY stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of shareholders. BONY argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(3), on the ground that the Proposal violates Rule 14a-7; (ii) Rule 14a-8(i)(8), as relating to the election of directors; and (iii) Rule 14a-8(i)(7), as dealing with the Company's ordinary business operations. As discussed more fully below, BONY has not met its burden of showing it is entitled to rely on any of the three exclusions to omit the Proposal.

Rule 14a-7

Rule 14a-8(i)(3) permits a registrant to exclude a proposal if it violates any of the Commission's other proxy rules. BONY contends that the Proposal can be omitted because it would violate Rule 14a-7. Rule 14a-7 requires a registrant, upon the request of any security holder, to (1) provide the security holder with a list of holders of the registrant's securities or (2) mail the security holder's soliciting material to other security holder's at the soliciting security holder's expense. The registrant has the power to decide between these two options.

The flaw in BONY's argument is that Rule 14a-7 is not the exclusive mechanism for soliciting shareholders to learn the identities of their fellow shareholders and distribute soliciting material to them. Indeed, because Rule 14a-7 gives the company the option of mailing soliciting material without giving the soliciting shareholder the contact information needed to follow up by mail or phone, it is not often used by soliciting shareholders. See Randall Thomas, "Improving Shareholder Monitoring and Corporate Management by Expanding Statutory Access to Information," 38 Arizona L. R. 331, 361 (1996). Instead, shareholders turn to state inspection statutes, such as section 220 of the Delaware General Corporation Law, that give shareholders the right to demand a shareholder list.

The Commission has recognized that state inspection statutes supplement, and in many cases supplant, Rule 14a-7. In Exchange Act Release No. 29315, which proposed changes to Rule 14a-7, among other rules, the Commission stated, "Since the choice of whether to produce a list or mail under current Rule 14a-7 resides exclusively with the registrant, those securityholders who wish to employ the list to conduct a personal solicitation normally must pursue in the courts any state statutory or common-law rights thereto."

It is thus clear that the Commission does not intend for Rule 14a-7 to serve as the sole means by which shareholders can distribute soliciting material. Accordingly, the fact that Rule 14a-7 imposes the cost of such distribution on the soliciting shareholder does not preclude companies from adopting a different cost allocation—such as the one urged in the Proposal--if they believe it would be beneficial.

Election of Directors

Rule 14a-8(i)(8) (the "Election Exclusion") allows omission of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Election Exclusion does not elaborate on the meaning of "relates to." A literal reading of the Election Exclusion as allowing omission of any proposal with a connection to director elections is not consistent with the Staff's determinations over the past several decades, which have declined to allow exclusion of proposals dealing with board declassification, cumulative voting, director qualifications (including independence and stock ownership requirements), director term limits, mandatory director retirement ages, and the nomination of two candidates for each open board seat. All of these proposals bear a substantial relationship to director elections.

The Plan is aware that the Staff has permitted registrants to exclude proposals seeking the establishment of a shareholder right of access to the company proxy statement for the purpose of nominating directors, on the basis that such proposals "would establish a procedure that may result in contested elections of directors." BONY argues that the Proposal is also excludable on this basis.

The Plan has argued both to the Staff and Commission, as well as in litigation against American International Group, that this "contested elections" gloss on the Election Exclusion has no basis in the exclusion's text or history. The Plan believes that the most sensible interpretation of the Election Exclusion is that it prohibits shareholders from using the Rule to nominate particular candidates or remove an incumbent director from the board, but does not allow exclusion of generic proposals that establish general ground rules for director elections.

It is not necessary, however, to debate the contested elections gloss here, because the Proposal differs so much from the shareholder proxy access proposals to which that reasoning has been applied. Specifically, the Proposal would not give shareholders access to BONY's proxy statement; rather, it would leave completely intact the current system for mounting director election contests, which requires a nominating shareholder to file its own proxy materials with the Commission, distribute those materials to shareholders and collect and tabulate votes on a separate proxy card bearing the names of the dissident nominees. For that reason, the Proposal does not implicate the same concerns over the applicability of the Commission's other proxy rules--especially Rule 14a-12, which governs contested solicitations—that may have led the Staff to permit exclusion of the shareholder proxy access proposals.

The Proposal only addresses the availability of reimbursement for director election contests after they have been conducted in accordance with the Commission's rules for contested solicitations. Although contested elections may be more likely if reimbursement is possible, as the Proposal's supporting statement suggests, the Proposal itself does not facilitate a contest or establish a mechanism through which one can be carried out. Many of the proposals the Staff has deemed not to be excludable under the Election Exclusion could be viewed as tipping the balance in the direction of more director contests, especially proposals seeking the establishment of cumulative voting, which significantly enhances the power of minority shareholders in director elections. That indirect effect, however, is not sufficient to warrant exclusion.

Ordinary Business

BONY urges that the Proposal may be omitted in reliance on Rule 14a-8(i)(7), which permits exclusion of proposals that relate to a registrant's ordinary business operations. BONY claims that the Proposal would infringe on the board's power, conferred by state law, to manage the business and affairs of the Company. Specifically, BONY complains that the Proposal would "usurp management's discretion as to how to allocate the Company's resources."

As an initial matter, it is worth noting that a wide variety of shareholder proposals, from those advocating board declassification to those asking for corporate responsibility reporting, could increase costs to companies and would specify how corporate resources would be allocated. But this is not the criterion used by the Commission in analyzing excludability on ordinary business grounds. Instead, the Staff looks to whether a proposal (i) deals with tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; or (ii) "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Both of the analyses set forth in the 1998 Release favor inclusion of the Proposal. It is beyond dispute that proxy contests are not part of the day-to-day management of any company, even the most troubled. Absent a special meeting or action by written consent in lieu of a meeting, the most frequently director elections occur is once a year. Contested elections could be expected to take place even less often.

Moreover, reimbursement of proxy contest expenses is not the kind of complex business subject on which shareholders are unable to make an informed judgment. Unlike other matters which the Staff has deemed ordinary business, such as appropriate safety technologies, see WPS Resources Corp. (available Feb. 16, 2001), non-senior-executive employee benefits, see United Technologies Corporation (available Feb. 20, 2001), the selection of markets for the company's products or services, see Allstate Corp. (available Feb. 19, 2002) and customer relations, see Wal-Mart Stores Inc. (available Mar. 27, 2001), the standard for reimbursing expenses is a corporate governance ground rule of the type shareholders customarily approve. Indeed, companies sometimes ask shareholders to approve proxy contest reimbursements in order to insulate those reimbursements from subsequent legal challenge. It is thus illogical to believe that shareholders would be unable to make an informed judgment on the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Paul A. Immerman
Senior Counsel, The Bank of New York
Fax (212) 635-1665

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

LEGAL DEPARTMENT

January 30, 2006

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Request by The Bank of New York Company, Inc.
Shareholder Proposal submitted by American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This is in response to the letter dated January 19, 2006 submitted to the Commission by American Federation of State, County and Municipal Employees (the "Proponent").

Rule 14a-7

The Proponent's reading of Rule 14a-7 is too narrow. The issue is not access to the Company's shareholder lists. The issue is the payment of the costs of a contested election. Under Rule 14a-7 the opposition candidate is required to bear its own costs of solicitation. Proponent's proposal would require the Company to pay those expenses.

Election of Directors

The proponent's argument under Rule 14a-8(i)(8) ignores the practical effect of the proposal. By the proponent's own admission, in its letter, "contested elections may be more likely if reimbursement is possible...." This clearly contravenes the Commission's view that proposals are excludable if such proposals "would establish a procedure that may result in contested elections of directors."

Ordinary Business

Finally, the proponent claims that "companies sometimes ask shareholders to approve proxy contest reimbursements...." The proposal would not establish a procedure to ask shareholders to approve proxy contest expenses. Rather it would automatically disburse corporate assets to unsuccessful candidates for the board. The majority of shareholders, who voted against a candidate, would be forced to pay the solicitation expenses of the unsuccessful candidate.

For all of these reasons, we continue to believe that the proposal may be excluded.

Should you have any questions or require anything further, please contact me by telephone at (212) 635-1075 or by e-mail at pimmerman@bankofny.com. Thank you for your consideration.

Very truly yours,

Paul A. Immerman
Senior Counsel
The Bank of New York

cc: Charles Jurgonis, Plan Secretary
American Federation of State, County and Municipal Employees

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bank of New York Company, Inc.
Incoming letter dated December 23, 2005

The proposal urges the board to amend the bylaws to provide procedures for reimbursement of reasonable expenses incurred by a shareholder or group of shareholders in a contested election of directors in specified circumstances.

We are unable to concur in your view that the Bank of New York may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that the Bank of New York may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that the Bank of New York may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe the Bank of New York may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that the Bank of New York may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that the Bank of New York may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel